CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V Symbol: CPT

   August 17, 2007

Mackenzie Financial Corporation Reports Holding of Capital Alliance Group Inc.

Mackenzie Financial Corporation reports that as result of purchases of common shares of Capital Alliance Group Inc. by one or more of its mutual fund and private client managed accounts, the aggregate number of Capital Alliance shares held by all of Mackenzie’s managed accounts at the end of July 2007 was 5,890,500 common shares on a flow through basis.

Mackenzie’s previous report, dated February 9, 2007, reported holdings of 4,990,500 common shares of Capital Alliance.  Since February 1, 2007, there has been an increase of 900,000 common shares on a flow through basis.

For further details, please go to http://www.cag-global.com/newflash/20070817.pdf to access Mackenzie’s report.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

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